
WASH, D.C.
SECTION


SECURIT ISSION

05043206

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66745

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4//26/2005 (MM/DD/YY) AND ENDING 06/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

UPRR SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 7TH AVENUE , SUITE 1300
(No. and Street)

NEW YORK (City) NEW YORK (State) 10123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY LOONEY 212-971-3333 EXT 32
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name — if individual, state last, first, middle name)

330 MADISON AVENUE (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

PROCESSED SEP 1 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KA 9/1/05

OATH OR AFFIRMATION

I, TIMOTHY LOONEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UPRR SECURTIES LLC, as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Financial Principal

Title

Notary Public

MARGARET ADAMS
Notary Public, State of New York
No. 01AD 4776353
Qualified in Kings County
Commission Expires February 28, 2007

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Financial Condition.
- [ ] (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital.
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Member of
UPRR Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of UPRR Securities, LLC ("Company") (a wholly-owned subsidiary of ACS TradeOne Marketing, Inc.) as of June 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UPRR Securities, LLC (a wholly-owned subsidiary of ACS TradeOne Marketing, Inc.) as of June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

August 19, 2005

UPRR Securities, LLC
(a wholly-owned subsidiary of ACS TradeOne Marketing, Inc.)

Statement of Financial Condition

June 30, 2005

Assets	
Cash	**$548,445**
Cash segregated under Federal and other regulations (Note 2)	**300,000**
Other assets	**17,399**
	$865,844

Liabilities and Member's Equity	
Liabilities:	
Accrued expenses and other liabilities	**$277,367**
Due to related party (Note 3)	**185,005**
Total liabilities	**462,372**
Member's equity	**403,472**
	$865,844

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Business

UPRR Securities, LLC ("Company") (a wholly-owned subsidiary of ACS TradeOne Marketing, Inc.) was formed under the laws of the State of Delaware on July 30, 2004 and commenced operations on April 26, 2005. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in assisting transfer agents or issuers in locating inactive, untendered or lost security holders and encouraging the security holders to exchange or tender their shares.

The Company is a wholly-owned subsidiary of ACS Trade One Marketing, Inc. ("Parent"). These financials should be read in conjunction with those of its Parent.

Due to Related Party

The Company entered into a support service agreement with its Parent, whereby the Parent pays for certain expenses incurred by the Company. The amounts are then billed to the Company on a monthly basis. The agreement is further guaranteed by another related party.

Income Taxes

The Company is organized and operates as a limited liability company and is not subject to Federal and state income taxes as a separate entity.

There is no provision for Federal or state income taxes presented in the accompanying financial statement since the shareholder is required to report its respective share of income (loss) in its individual income tax return.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Regulatory Net Capital Requirements

The Company is subject to the Securities Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 8 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of June 30, 2005, the Company had regulatory net capital of $386,073 and a regulatory net capital requirement of $250,000. The regulatory net capital ratio was 1.19 to 1 at June 30, 2005.

2. Funds Segregated Under Federal and Other Regulations

Cash of $300,000 has been segregated in a special reserve account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

3. Related Party Transactions

The Parent provides certain administrative, operating and other services whose costs are allocated to the Company. At June 30, 2005, the Company had approximately $185,000 due to its Parent resulting from expenses paid on its behalf.

4. Lease Commitment

The Company shares office space as a joint tenant with an affiliate under a sublease agreement with its Parent expiring in 2008. The Company's share of the future minimum annual rental payments approximates:

Year ending June 30,	
2006	$ 73,000
2007	75,000
2008	51,000
	$199,000